Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Atea Pharmaceuticals, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-249780) on Form S-8 of Atea Pharmaceuticals, Inc. and subsidiary, of our report dated March 30, 2021, with respect to the consolidated balance sheets of Atea Pharmaceuticals, Inc. as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2020 and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of Atea Pharmaceuticals, Inc.

/s/ KPMG LLP

Boston, Massachusetts

March 30, 2021